Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

THE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

ECOLAB INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

Ecolab Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST:  That at a meeting of the Board of Directors of the Corporation on December 6, 2012, resolutions were duly adopted setting forth the proposed elimination of the Series A Junior Participating Preferred Stock as set forth herein:

RESOLVED, that the Chief Executive Officer, the President, the Corporate Compliance Officer or any Executive Vice President of the Corporation be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to, upon the expiration of the Rights Agreement between the Corporation and Computershare Investor Services, LLC, dated as of February 24, 2006 and amended on May 4, 2012, execute, acknowledge and file, in accordance with the provisions of the General Corporation Law of the State of Delaware, a certificate of elimination (the “Certificate of Elimination”) setting forth that none of the existing Series A Junior Participating Preferred Stock of the Corporation is outstanding, and that, as of the effective time of the Certificate of Elimination, none will be outstanding or will be issued pursuant to the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock governing such series previously filed by the Corporation with the Secretary of State of the State of Delaware on February 27, 2006 with an effective time of 5:01 p.m. Eastern Standard Time on March 13, 2006.

SECOND:  That the Certificate of Designations establishing 400,000 shares of the above Series A Junior Participating Preferred Stock was filed in the office of the Secretary of State of Delaware on February 27, 2006 with an effective time of 5:01 p.m. Eastern Standard Time on March 13, 2006. None of the authorized shares of the Series A Junior Participating Preferred Stock are outstanding and none will be issued.

THIRD:  That in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation is hereby amended to eliminate all reference to the Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer on this 2nd day of January, 2013.

ECOLAB INC.

By	/s/Michael C. McCormick
Michael C. McCormick
Corporate Compliance Officer, Associate General Counsel and Assistant Secretary